UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
(Translation of registrant’s name into English)

7 Reid Street
4th Floor
Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

EXHIBIT LIST

Exhibit	Description

99.1	Second Amendment to Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2010

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its General Partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED
By:	/s/ Gregory E. A. Morrison
	Name:	Gregory E. A. Morrison
	Title:	Vice President

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